Valley Forge Life Insurance Company

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                                 A Stock Company

Executive Office:                                Home Office:
CNA Plaza                                        401 Penn St.
Chicago, Illinois  60685                         Reading, Pennsylvania 19601

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                          DOLLAR COST AVERAGING RIDER I


This rider forms a part of the policy to which it is attached.

If you request dollar cost averaging, we will open a dollar cost averaging account for you under this policy. All premiums applied to this option will be allocated to the dollar cost averaging account. No transfers may be made into this account.

Before the  Insured's  age 95, you may choose to have us transfer a fixed dollar


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amount on a monthly or quarterly  basis from the money market  account to any of the subaccounts or any available one year guaranteed interest rate fixed account. The transfers will begin when you request but no sooner than seven business days following receipt of your written notice provided the transfers do


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not begin until 30 days after the policy date.  Transfers  will terminate at the end of the period you designate or within seven business days of your written request to terminate these transfers.

To be eligible for dollar cost averaging the following conditions must be met:

          1. The value of the dollar cost averaging account must be at least $1,000; and

          2.   The minimum transfer amount must be at least $100.

You may have only one dollar cost averaging account in operation at one time.

Transfers under the dollar cost averaging are made as of the same day every calendar month. This day may not be later than the 28th of the month. If this calendar day is not a business day, transfers are made as of the next business day. There is no additional charge for this option and these transfers do not count toward the 12 free transfers each policy year.


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We reserve the right to  discontinue  this option at any point in time or change its features. If this option is discontinued or changed, we will notify you at least 30 days before such discontinuation or change. Discontinuation will not affect an option then being exercised.

If this option is terminated, all money remaining in the dollar cost averaging account will be transferred to the money market subaccount.

This rider terminates when the policy terminates unless we receive written request to terminate it earlier.


Signed for the Company at its Executive Offices in Chicago, Illinois on the policy effective date, unless a different date is shown on a supplemental policy schedule.

    /s/BERNARD L. HENGESBAUGH                         /s/DAVID L. STONE
    Chief Executive Officer                           Group Vice President

VULR-113 (4/00)